Exhibit 99.1

New Gold Reports 2022 Third Quarter Results

(All amounts are in U.S. dollars unless otherwise indicated)

TORONTO, Nov. 3, 2022 /CNW/ - New Gold Inc. ("New Gold" or the "Company") (TSX: NGD) (NYSE American: NGD) reports third quarter results for the Company as of September 30, 2022. The Company will host a conference call and webcast today at 8:30 am Eastern Time to discuss the third quarter consolidated results (details are provided at the end of this news release). For detailed information, please refer to the Company's third quarter Management's Discussion and Analysis (MD&A) and Financial Statements that are available on the Company's website at www.newgold.com and on SEDAR at www.sedar.com. The Company uses certain non-GAAP financial performance measures throughout this news release. Please refer to the "Non-GAAP Financial Performance Measures" section of this news release and the MD&A for more information. Numbered note references throughout this news release are to endnotes which can be found at the end of this news release.

Consolidated Third Quarter Highlights

  Gold equivalent1 ("gold eq.") production for the quarter of 91,021 ounces (70,147 ounces of gold, 8.5 million pounds of copper and 142,672 ounces of silver)
  Operating expenses of $1,069 per gold eq. ounce4
  All-in sustaining costs2 of $1,637 per gold eq. ounce, including total cash costs2 of $1,114 per gold eq. ounce
  Average realized gold price2 of $1,727 per ounce and average realized copper price2 of $3.42 per pound
  Cash generated from operations of $54 million, or $0.08 per share
  Cash generated from operations, before changes in non-cash operating working capital2 of $44 million, or $0.06 per share
  Net loss of $4 million, or $0.01 per share
  Adjusted net loss2 of $13 million, or $0.02 per share
  September 30, 2022 cash and cash equivalents of $247 million
  Subsequent to quarter end, the Company announced the receipt of the New Afton C-Zone Mines Act permit (refer to the Company's October 7, 2022 news release for further information)

"The third quarter saw our operations recover from their respective challenges during the first half of the year," stated Renaud Adams, President & CEO. "Rainy River is focused on continuing its ramp-up of mining the open pit main ODM zone in the fourth quarter. Underground production commenced during the quarter and the priority continues to be feeding the mill with higher grade Intrepid underground material, which I anticipate in the very near term. At New Afton, receiving the C-Zone permit and completing B3 development and drawbell construction in late-October, were significant milestones. Our priority remains on ramping up B3 production during the fourth quarter and continuing to advance C-Zone development, with initial production from the C-Zone expected in the second half of 2023."

Consolidated Financial Highlights

	Q3 2022	Q3 2021	9M 2022	9M 2021
Revenue ($M)	151.2	179.8	441.6	542.9
Operating expenses ($M)	99.2	88.6	274.2	277.7
Net (loss) earnings ($M)	(4.2)	(11.3)	(49.9)	(10.3)
Net (loss) per share ($)	(0.01)	(0.02)	(0.07)	(0.02)
Adj. net (loss) earnings ($M)[2]	(13.4)	23.4	(19.8)	58.2
Adj. net (loss) earnings, per share ($)[2]	(0.02)	0.03	(0.03)	0.09
Cash generated from operations ($M)	53.7	54.3	158.9	218.0
Cash generated from operations, per share ($)	0.08	0.08	0.23	0.32
Cash generated from operations, before changes in non-cash operating working capital ($M)[2]	43.6	81.3	137.4	229.8
Cash generated from operations, before changes in non-cash operating working capital, per share ($)[2]	0.06	0.12	0.20	0.34
  Revenue decreased over the prior-year periods due to lower copper sales volume and lower realized copper prices, partially offset by higher realized gold prices for the nine-month period ended September 30, 2022.
  Operating expenses were higher than the prior-year period due to higher operating expenses at New Afton as production from B3 continues to ramp-up. For the nine-month period ended September 30, 2022, operating expenses were consistent with the prior-year period.
  Net loss decreased over the prior-year period primarily due to the gain on the revaluation of the Rainy River gold stream and New Afton free cash flow obligation, partially offset by lower revenue. For the nine-month period ended September 30, 2022, net loss increased over the prior-year period primarily due to lower revenue, partially offset by the gain on the revaluation of the New Afton free cash flow obligation.
  Adjusted net loss2 increased over the prior-year periods primarily due to lower revenue.
  Cash generated from operations decreased over the prior-year periods due to lower revenue, partially offset by positive working capital movements.

Consolidated Operational Highlights

	Q3 2022	Q3 2021	9M 2022	9M 2021
Gold eq. production (ounces)[1,3]	91,021	105,628	249,230	307,359
Gold eq. sold (ounces)[1,3]	92,634	97,196	247,678	293,235
Gold production (ounces)[3]	70,147	72,210	190,679	205,849
Gold sold (ounces)[3]	68,816	66,982	190,641	198,705
Copper production (Mlbs)[3]	8.5	15.6	24.1	47.5
Copper sold (MIbs)[3]	9.9	14.0	23.5	44.2
Gold revenue, per ounce ($)	1,703	1,770	1,814	1,778
Copper revenue, per pound ($)	3.17	4.02	3.75	3.94
Average realized gold price, per ounce ($)[2]	1,727	1,788	1,831	1,798
Average realized copper price, per pound ($)[2]	3.42	4.28	3.99	4.20
Operating expenses, per gold eq. ounce ($)[4]	1,069	915	1,106	947
Total cash costs, per gold eq. ounce ($)[2]	1,114	966	1,143	1,001
Depreciation and depletion, per gold eq. ounce ($)[4]	599	497	580	496
All-in sustaining costs, per gold eq. ounce ($)[2]	1,637	1,408	1,875	1,503
Sustaining capital and sustaining leases ($M)[2]	42.4	35.3	157.9	123.2
Growth capital ($M)[2]	30.3	23.1	72.1	74.8
Total capital and leases ($M)	72.7	58.4	230.0	198.0

Rainy River Mine

Operational Highlights

Rainy River Mine	Q3 2022	Q3 2021	9M 2022	9M 2021
Gold eq. production (ounces)[1,3]	60,319	60,785	163,973	172,462
Gold eq. sold (ounces)[1,3]	56,932	57,800	165,396	168,682
Gold production (ounces)[3]	58,719	58,557	160,069	166,113
Gold sold (ounces)[3]	55,421	55,597	161,573	162,454
Gold revenue, per ounce ($)	1,729	1,788	1,832	1,797
Average realized gold price, per ounce ($)[2]	1,729	1,788	1,832	1,797
Operating expenses, per gold eq. ounce ($)[4]	955	960	973	979
Total cash costs, per gold eq. ounce ($)[2]	955	960	973	979
Depreciation and depletion, per gold eq. ounce ($)[4]	687	635	665	647
All-in sustaining costs, per gold eq. ounce ($)[2]	1,483	1,307	1,662	1,470
Sustaining capital and sustaining leases ($M)[2]	28.4	17.6	108.0	76.9
Growth capital ($M)[2]	6.0	4.3	13.5	9.3
Total capital and leases ($M)	34.4	21.9	121.5	86.2

Operating Key Performance Indicators

Rainy River Mine (Open Pit Mine only)	Q3 2022	Q3 2021	9M 2022	9M 2021
Tonnes mined per day (ore and waste)	112,055	149,630	113,597	152,980
Ore tonnes mined per day	24,701	52,917	19,022	41,681
Operating waste tonnes per day	44,469	88,216	33,110	75,077
Capitalized waste tonnes per day	42,885	8,497	61,465	36,222
Total waste tonnes per day	87,354	96,713	94,575	111,299
Strip ratio (waste:ore)	3.54	1.83	4.97	2.67
Tonnes milled per calendar day	24,439	25,245	24,020	25,628
Gold grade milled (g/t)	0.89	0.89	0.83	0.83
Gold recovery (%)	91	89	91	89
  Rainy River's focus for the fourth quarter continues to be ramping up mining of the open pit main ODM zone and introducing the underground material to the mill. Steps were taken over the summer to better position the open pit operations, and substantially complete all of the remaining glacial till waste stripping, with only approximately 2.4 million tonnes left to be mined beginning in the fourth quarter. The strip ratio is expected to be below 3:1 for the remainder of the year, and approximately 2.1:1 for the remainder of the open pit life. Underground production has commenced from the Intrepid zone and will continue to ramp-up over the coming months.
  Open pit tonnes mined per day decreased over the prior-year periods to minimize the amount of rehandling required to feed the mill, and to dewater the open pit early in the quarter. As of the beginning of September, mining from the main ODM zone had commenced and will continue to ramp-up in the coming months.  Approximately 2.3 million ore tonnes and 8.0 million waste tonnes (including 3.9 million capitalized waste tonnes) were mined from the open pit at an average strip ratio of 3.54:1.
  Mining from the underground Intrepid zone advanced during the quarter with the first stope blasted on September 13, 2022. Gold grade from the first stope has reconciled positively to the modeled gold grade and production will continue to ramp-up over the coming months. Underground development advanced an additional 833 metres during the quarter, with the main decline ramp reaching the 200 metre level ahead of plan.
  Tonnes milled per calendar day decreased over the prior-year periods primarily due to processing harder ore from the North Lobe. Mining from the North Lobe open pit is expected to be completed in the first half of 2023.
  Gold eq.1 production was 60,319 ounces (58,719 ounces of gold and 120,000 ounces of silver), in-line with the prior-year period. For the nine-month period ended September 30, 2022, gold eq.1 production was 163,973 ounces (160,069 ounces of gold and 292,831 ounces of silver), a decrease over the prior-year period primarily due to lower tonnes processed, partially offset by higher gold recoveries.
  Operating expense per gold eq. ounce4 was in-line with the prior-year periods as inflation-driven price increases were partially offset by a weakening of the Canadian dollar relative to the U.S. dollar.
  All-in sustaining costs2 per gold eq. ounce increased over the prior-year periods primarily due to higher sustaining capital spend.
  Total capital and leases for the quarter were $34 million and $122 million for the nine-month period ended September 30, 2022, an increase over the prior-year periods due to higher sustaining capitalized waste mining costs as a result of the higher strip ratio. Sustaining capital2 during the quarter primarily related to $16 million of capitalized waste, as well as capital maintenance, and the advancement of the annual tailings dam raise. Growth capital2 primarily related to the development of the Intrepid underground zone.
  Free cash flow2 for the quarter and nine-month period ended September 30, 2022 was a net outflow of $0.7 million (net of a $5 million stream payment) and net inflow of $14 million (net of a $18 million stream payment), respectively, an improvement over the prior-year periods due to an increase in cash generated from operations partially offset by an increase in capital expenditures.

New Afton Mine

Operational Highlights

New Afton Mine	Q3 2022	Q3 2021	9M 2022	9M 2021
Gold eq. production (ounces)[1,3]	30,701	44,843	85,257	134,898
Gold eq. sold (ounces)[1,3]	35,702	39,395	82,282	124,553
Gold production (ounces)[3]	11,427	13,653	30,610	39,735
Gold sold (ounces)[3]	13,395	11,385	29,068	36,251
Copper production (Mlbs)[3]	8.5	15.6	24.1	47.5
Copper sold (Mlbs)[3]	9.9	14.0	23.5	44.2
Gold revenue, per ounce ($)	1,595	1,681	1,712	1,692
Copper revenue, per ounce ($)	3.17	4.02	3.75	3.94
Average realized gold price, per ounce ($)[2]	1,721	1,789	1,825	1,803
Average realized copper price, per pound ($)[2]	3.42	4.28	3.99	4.20
Operating expenses, per gold eq. ounce ($)[4]	1,250	849	1,374	904
Total cash costs, per gold eq. ounce ($)[2]	1,367	974	1,485	1,030
Depreciation and depletion, per gold eq. ounce ($)[4]	455	288	403	285
All-in sustaining costs, per gold eq. ounce ($)[2]	1,769	1,423	2,101	1,403
Sustaining capital and sustaining leases ($M)[2]	13.8	17.4	48.9	45.1
Growth capital ($M)[2]	24.3	18.8	58.6	65.5
Total capital and leases ($M)	38.1	36.2	107.5	110.6

Operating Key Performance Indicators

New Afton Mine	Q3 2022	Q3 2021	9M 2022	9M 2021
Tonnes mined per day (ore and waste)	6,523	12,861	6,674	13,125
Tonnes milled per calendar day	7,764	13,068	9,836	13,474
Gold grade milled (g/t)	0.59	0.43	0.43	0.42
Gold recovery (%)	85	83	83	81
Copper grade milled (%)	0.64	0.72	0.50	0.72
Copper recovery (%)	85	82	81	82
  New Afton's priority for the remainder of the year is to ramp-up B3 production and continue to advance C-Zone development, with first production from C-Zone expected in the second half of 2023. Gold and copper production are expected to significantly increase during the C-Zone period, with all-in sustaining costs to significantly decrease, leading to robust free cash flow during that time.
  Underground tonnes mined per day decreased over the prior-year periods due to the planned completion of Lift 1 mining activities, as well as the closure of the low grade-higher cost recovery level zone in June, earlier than planned. B3 production ramp-up continued on schedule during the quarter, with mining rates expected to reach 8,000 tonnes per day by early-2023.
  Tonnes milled per calendar day decreased over the prior-year periods as planned. During the quarter the site incorporated lower grade surface stockpiles into the mill feed to supplement the overall lower tonnes mined.
  Gold eq.1 production was 30,701 ounces (11,427 ounces of gold and 8.5 million pounds of copper), and for the nine-month period ended September 30, 2022, gold eq.1 production was 85,257 ounces (30,610 ounces of gold and 24.1 million pounds of copper), a decrease over the prior-year periods due to lower tonnes processed and lower copper grades. Third quarter gold eq.1 sales included approximately 7,500 gold eq. ounces which had been deferred from the second quarter due to the timing of concentrate shipments.
  Operating expense per gold eq. ounce4 increased over the prior-year periods, primarily due to lower sales volume.
  All-in sustaining costs2 per gold eq. ounce increased over the prior-year periods, primarily due to lower sales volume, and higher sustaining capital spend for the nine-month period ended September 30, 2022.
  Total capital and leases for the quarter were $38 million and $107 million for the nine-month period ended September 30, 2022, in-line with the prior-year periods. Sustaining capital2 in the quarter primarily related to B3 mine development and tailings management and stabilization activities. Growth capital2 in the quarter primarily related to C-Zone development, which advanced 998 metres during the quarter.
  Free cash flow2 for the quarter and nine-month period ended September 30, 2022 was a net outflow of $20 million and $96 million, respectively, a decrease over the prior-year periods due to lower revenue.

Third Quarter 2022 Conference Call and Webcast

The Company will host a webcast and conference call today at 8:30 am Eastern Time to discuss the Company's third quarter consolidated results.

  Participants may listen to the webcast by registering on our website at www.newgold.com or via the following link https://app.webinar.net/rVqwoXNKjA9
  Participants may also listen to the conference call by calling North American toll free 1-888-664-6383, or 1-416-764-8650 outside of the U.S. and Canada, passcode 79467062
  A recorded playback of the conference call will be available until December 3, 2022 by calling North American toll free 1-888-390-0541, or 1-416-764-8677 outside of the U.S. and Canada, passcode 79467062. An archived webcast will also be available at www.newgold.com

About New Gold
New Gold is a Canadian-focused intermediate mining company with a portfolio of two core producing assets in Canada, the Rainy River gold mine and the New Afton copper-gold mine. The Company also holds an approximately 4% equity stake in Artemis Gold Inc. and other Canadian-focused investments. New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to the environment and social responsibility. For further information on the Company, visit www.newgold.com.

Endnotes
1.	Total gold eq. ounces include silver and copper produced/sold converted to a gold equivalent. All copper is produced/sold by the New Afton Mine. Gold eq. ounces for Rainy River in Q3 2022 includes production of 120,000 ounces of silver (113,306 ounces sold) converted to a gold eq. based on a ratio of $1,800 per gold ounce and $24.00 per silver ounce used for 2022 guidance estimates. Gold eq. ounces for New Afton in Q3 2022 includes 8.5 million pounds of copper produced (9.9 million pounds sold) and 22,672 ounces of silver produced (30,623 ounces of silver sold) converted to a gold eq. based on a ratio of $1,800 per gold ounce, $4.00 per copper pound and $24.00 per silver ounce used for 2022 guidance estimates.

2.	"Total cash costs", "all-in sustaining costs" (or "AISC"), "adjusted net earnings/(loss)", "adjusted tax expense", "sustaining capital and sustaining leases", "growth capital", "cash generated from operations, before changes in non-cash operating working capital", "free cash flow", and "average realized gold/copper price per ounce/pound" are all non-GAAP financial performance measures that are used in this news release. These measures do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For more information about these measures, why they are used by the Company, and a reconciliation to the most directly comparable measure under IFRS, see the "Non-GAAP Financial Performance Measures" section of this news release.

3.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.

4.	These are supplementary financial measures which are calculated as follows: "Operating expenses per gold eq. ounce sold" is total operating expenses divided by total gold equivalent ounces sold and "depreciation and depletion per gold eq. ounce sold" is total depreciation and depletion divided by total gold equivalent ounces sold.

Non-GAAP Financial Performance Measures

Total Cash Costs per Gold eq. Ounce

"Total cash costs per gold equivalent ounce" is a non-GAAP financial performance measure that is a common financial performance measure in the gold mining industry but does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold reports total cash costs on a sales basis and not on a production basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, this measure, along with sales, is a key indicator of the Company's ability to generate operating earnings and cash flow from its mining operations. This measure allows investors to better evaluate corporate performance and the Company's ability to generate liquidity through operating cash flow to fund future capital exploration and working capital needs.

This measure is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of cash generated from operations under IFRS or operating costs presented under IFRS.

Total cash cost figures are calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, and production taxes, but are exclusive of amortization, reclamation, capital and exploration costs. Total cash costs are then divided by gold equivalent ounces sold to arrive at the total cash costs per equivalent ounce sold.

In addition to gold, the Company produces copper and silver. Gold equivalent ounces of copper and silver produced or sold in a quarter are computed using a consistent ratio of copper and silver prices to the gold price and multiplying this ratio by the pounds of copper and silver ounces produced or sold during that quarter.

Notwithstanding the impact of copper and silver sales, as the Company is focused on gold production, New Gold aims to assess the economic results of its operations in relation to gold, which is the primary driver of New Gold's business. New Gold believes this metric is of interest to its investors, who invest in the Company primarily as a gold mining business. To determine the relevant costs associated with gold equivalent ounces, New Gold believes it is appropriate to reflect all operating costs incurred in its operations.

All-In Sustaining Costs per Gold eq. Ounce

"All-in sustaining costs per gold equivalent ounce" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold calculates "all-in sustaining costs per gold equivalent ounce" based on guidance announced by the World Gold Council ("WGC") in September 2013. The WGC is a non-profit association of the world's leading gold mining companies established in 1987 to promote the use of gold to industry, consumers and investors. The WGC is not a regulatory body and does not have the authority to develop accounting standards or disclosure requirements.  The WGC has worked with its member companies to develop a measure that expands on IFRS measures to provide visibility into the economics of a gold mining company. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. New Gold believes that "all-in sustaining costs per gold equivalent ounce" provides further transparency into costs associated with producing gold and will assist analysts, investors, and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. In addition, the Human Resources and Compensation Committee of the Board of Directors uses "all-in sustaining costs", together with other measures, in its Company scorecard to set incentive compensation goals and assess performance.

"All-in sustaining costs per gold equivalent ounce" is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

New Gold defines "all-in sustaining costs per gold equivalent ounce" as the sum of total cash costs, capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature, lease payments that are sustaining in nature, and environmental reclamation costs, all divided by the total gold equivalent ounces sold to arrive at a per ounce figure. The "Sustaining Capital Expenditure Reconciliation" table below reconciles New Gold's sustaining capital to its cash flow statement.  The definition of sustaining versus non-sustaining is similarly applied to capitalized and expensed exploration costs and lease payments. Exploration costs and lease payments to develop new operations or that relate to major projects at existing operations where these projects are expected to materially increase production are classified as non-sustaining and are excluded. Gold equivalent ounces of copper and silver produced or sold in a quarter are computed using a consistent ratio of copper and silver prices to the gold price and multiplying this ratio by the pounds of copper and silver ounces produced or sold during that quarter.

Costs excluded from all-in sustaining costs are non-sustaining capital expenditures, non-sustaining lease payments and exploration costs, financing costs, tax expense, and transaction costs associated with mergers, acquisitions and divestitures, and any items that are deducted for the purposes of adjusted earnings.

Sustaining Capital and Sustaining Leases

"Sustaining capital" and "sustaining lease" are non-GAAP financial performance measures that do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold defines "sustaining capital" as net capital expenditures that are intended to maintain operation of its gold producing assets. Similarly, a "sustaining lease" is a lease payment that is sustaining in nature. To determine "sustaining capital" expenditures, New Gold uses cash flow related to mining interests from its consolidated statement of cash flows and deducts any expenditures that are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production. Management uses "sustaining capital" and "sustaining lease" to understand the aggregate net result of the drivers of all-in sustaining costs other than total cash costs. These measures are intended to provide additional information only and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS.

Growth Capital

"Growth capital" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold considers non-sustaining capital costs to be "growth capital", which are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production. To determine "growth capital" expenditures, New Gold uses cash flow related to mining interests from its consolidated statement of cash flows and deducts any expenditures that are capital expenditures that are intended to maintain operation of its gold producing assets. Management uses "growth capital" to understand the cost to develop new operations or related to major projects at existing operations where these projects will materially increase production. This measure is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following tables reconcile the above non-GAAP measures to the most directly comparable IFRS measure on an aggregate basis.

Consolidated OPEX, Cash Cost and All-in Sustaining Costs Reconciliation

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2022	2021	2022	2021
CONSOLIDATED OPEX, CASH COST AND ALL-IN SUSTAINING COSTS RECONCILIATION
Operating expenses	99.2	88.6	274.2	277.7
Gold equivalent ounces sold[1]	92,634	97,196	247,678	293,235
Operating expenses per gold equivalent ounce sold ($/ounce)	1,069	915	1,106	947
Operating expenses	99.2	88.6	274.2	277.7
Treatment and refining charges on concentrate sales	4.2	4.9	9.2	15.7
Total cash costs	103.4	93.5	283.2	293.5
Gold equivalent ounces sold[1]	92,634	97,196	247,678	293,235
Total cash costs per gold equivalent ounce sold ($/ounce)[2]	1,114	966	1,143	1,001
Sustaining capital expenditures[2]	39.2	31.8	148.7	113.5
Sustaining exploration - expensed	0.1	0.4	0.5	0.7
Sustaining leases[2]	2.7	2.6	7.8	8.0
Corporate G&A including share-based compensation	3.6	4.9	15.7	16.9
Reclamation expenses	2.8	3.3	8.5	8.0
Total all-in sustaining costs	151.8	136.5	464.5	440.6
Gold equivalent ounces sold[1]	92,634	97,196	247,678	293,235
All-in sustaining costs per gold equivalent ounce sold ($/ounce)[2]	1,637	1,408	1,875	1,503

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2022	2021	2022	2021
RAINY RIVER OPEX, CASH COSTS AND AISC RECONCILIATION
Operating expenses	54.4	55.5	161.0	165.2
Gold equivalent ounces sold[1]	56,932	57,800	165,396	168,682
Operating expenses per unit of gold sold ($/ounce)	955	960	973	979
Operating expenses	54.4	55.5	161.0	165.2
Total cash costs	54.4	55.5	161.0	165.2
Gold equivalent ounces sold[1]	56,932	57,800	165,396	168,682
Total cash costs per gold equivalent ounce sold ($/ounce)[2]	955	960	973	979
Sustaining capital expenditures[2]	25.3	15.2	100.0	69.4
Sustaining leases[2]	2.5	2.3	7.1	7.2
Reclamation expenses	2.2	2.6	6.7	6.1
Total all-in sustaining costs	84.5	75.7	274.9	247.9
Gold equivalent ounces sold[1]	56,932	57,800	165,396	168,682
All-in sustaining costs per gold equivalent ounce sold ($/ounce)[2]	1,483	1,307	1,662	1,470

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2022	2021	2022	2021
NEW AFTON OPEX, CASH COSTS AND AISC RECONCILIATION
Operating expenses	44.8	33.1	113.0	112.5
Gold equivalent ounces sold[1]	35,702	39,395	82,282	124,553
Operating expenses per unit of gold sold ($/ounce)	1,250	849	1,374	904
Operating expenses	44.8	33.1	113.0	112.5
Treatment and refining charges on concentrate sales	4.2	4.9	9.2	15.7
Total cash costs	49.0	38.0	122.2	128.2
Gold equivalent ounces sold[1]	35,702	39,395	82,282	124,553
Total cash costs per gold equivalent ounce sold ($/ounce)[2]	1,367	974	1,485	1,030
Sustaining capital expenditures[2]	13.7	16.8	48.5	44.1
Sustaining leases[2]	—	0.1	0.3	0.4
Reclamation expenses	0.6	0.7	1.8	1.9
Total all-in sustaining costs	63.3	55.6	172.8	175.0
Gold equivalent ounces sold[1]	35,702	39,395	82,282	124,553
All-in sustaining costs per gold equivalent ounce sold ($/ounce)	1,769	1,423	2,101	1,403

Sustaining Capital Expenditures Reconciliation Table

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2022	2021	2022	2021
TOTAL SUSTAINING CAPITAL EXPENDITURES
Mining interests per consolidated statement of cash flows	(69.9)	(55.4)	(221.6)	(189.2)
New Afton growth capital expenditures[2]	(24.3)	(18.8)	(58.6)	(65.5)
Rainy River growth capital expenditures[2]	(6.0)	(4.3)	(13.5)	(9.3)
Sustaining capital expenditures[2]	(39.6)	(32.3)	(149.5)	(114.4)

Adjusted Net Earnings/(Loss) and Adjusted Net Earnings per Share

"Adjusted net earnings" and "adjusted net earnings per share" are non-GAAP financial performance measures that do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. "Adjusted net earnings" and "adjusted net earnings per share" excludes "loss on repayment of long term debt" and "other gains and losses" as per Note 3 of the Company's condensed consolidated financial statements. Net earnings have been adjusted, including the associated tax impact, for loss on repayment of long-term debt and the group of costs in "Other gains and losses" on the condensed consolidated income statements. Key entries in this grouping are: the fair value changes for the gold stream obligation, fair value changes for the free cash flow interest obligation, fair value changes for copper price option contracts, foreign exchange gains/loss and fair value changes in investments. The income tax adjustments reflect the tax impact of the above adjustments and is referred to as "adjusted tax expense".

The Company uses "adjusted net earnings" for its own internal purposes. Management's internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of "adjusted net earnings". Consequently, the presentation of "adjusted net earnings" enables investors to better understand the underlying operating performance of the Company's core mining business through the eyes of management. Management periodically evaluates the components of "adjusted net earnings" based on an internal assessment of performance measures that are useful for evaluating the operating performance of New Gold's business and a review of the non-GAAP financial performance measures used by mining industry analysts and other mining companies. "Adjusted net earnings" and "adjusted net earnings per share" are intended to provide additional information only and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles these non-GAAP financial performance measures to the most directly comparable IFRS measure.

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2022	2021	2022	2021
ADJUSTED NET (LOSS) EARNINGS RECONCILIATION
(Loss) earnings before taxes	(15.9)	(4.9)	(59.7)	3.5
Other losses	1.0	32.0	33.0	66.1
Loss on repayment of long-term debt	—	—	4.3	—
Adjusted net (loss) earnings before taxes	(14.9)	27.1	(22.4)	69.6
Income tax expense	11.7	(6.4)	9.8	(13.8)
Income tax adjustments	(10.2)	2.7	(7.2)	2.4
Adjusted income tax recovery (expense)[2]	1.5	(3.7)	2.6	(11.4)
Adjusted net (loss) earnings[2]	(13.4)	23.4	(19.8)	58.2
Adjusted (loss) earnings per share (basic and diluted)[2]	(0.02)	0.03	(0.03)	0.09

Cash Generated from Operations, before Changes in Non-Cash Operating Working Capital

"Cash generated from operations, before changes in non-cash operating working capital" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. "Cash generated from operations, before changes in non-cash operating working capital" excludes changes in non-cash operating working capital. New Gold believes this non-GAAP financial measure provides further transparency and assists analysts, investors and other stakeholders of the Company in assessing the Company's ability to generate cash from its operations before temporary working capital changes.

Cash generated from operations, before non-cash changes in working capital is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles this non-GAAP financial performance measure to the most directly comparable IFRS measure.

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars)	2022	2021	2022	2021
CASH RECONCILIATION
Cash generated from operations	53.7	54.3	158.9	218.0
Change in non-cash operating working capital	(10.1)	27.0	(21.5)	11.8
Cash generated from operations, before changes in non-cash operating working capital[2]	43.6	81.3	137.4	229.8

Free Cash Flow

"Free cash flow" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold defines "free cash flow" as cash generated from operations and proceeds of sale of other assets less capital expenditures on mining interests, lease payments, settlement of non-current derivative financial liabilities which include the gold stream obligation and the Ontario Teachers' Pension Plan free cash flow interest. New Gold believes this non-GAAP financial performance measure provides further transparency and assists analysts, investors and other stakeholders of the Company in assessing the Company's ability to generate cash flow from current operations. "Free cash flow" is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following tables reconcile this non-GAAP financial performance measure to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

	Three months ended September 30, 2022
(in millions of U.S. dollars)	Rainy River	New Afton	Other	Total
FREE CASH FLOW RECONCILIATION
Cash generated from operations	38.5	17.8	(2.6)	53.7
Less Mining interest capital expenditures	(31.8)	(38.1)	—	(69.9)
Add Proceeds of sale from other assets	0.6	—	—	0.6
Less Lease payments	(2.5)	—	(0.1)	(2.6)
Less Cash settlement of non-current derivative financial liabilities	(5.4)	—	—	(5.4)
Free Cash Flow[2]	(0.7)	(20.3)	(2.7)	(23.6)

	Three months ended September 30, 2021
(in millions of U.S. dollars)	Rainy River	New Afton	Other	Total
FREE CASH FLOW RECONCILIATION
Cash generated from operations	24.0	36.0	(5.8)	54.2
Less Mining interest capital expenditures	(19.5)	(36.0)	0.1	(55.4)
Add Proceeds of sale from other assets	—	0.4	—	0.4
Less Lease payments	(2.3)	(0.1)	(0.1)	(2.5)
Less Cash settlement of non-current derivative financial liabilities	(7.3)	—	—	(7.3)
Free Cash Flow[2]	(5.1)	0.3	(5.8)	(10.6)

	Nine months ended September 30, 2022
(in millions of U.S. dollars)	Rainy River	New Afton	Other	Total
FREE CASH FLOW RECONCILIATION
Cash generated from operations	153.2	23.3	(17.6)	158.9
Less Mining interest capital expenditures	(114.4)	(107.1)	(0.1)	(221.6)
Add Proceeds of sale from other assets	0.8	0.1	—	0.9
Less Lease payments	(7.1)	(0.3)	(0.3)	(7.7)
Less Cash settlement of non-current derivative financial liabilities	(18.4)	(12.4)	—	(30.7)
Free Cash Flow[2]	14.1	(96.4)	(18.0)	(100.2)

	Nine months ended September 30, 2021
(in millions of U.S. dollars)	Rainy River	New Afton	Other	Total
FREE CASH FLOW RECONCILIATION
Cash generated from operations	117.2	120.5	(19.8)	217.9
Less Mining interest capital expenditures	(79.0)	(110.2)	—	(189.2)
Add Proceeds of sale from other assets	0.3	0.5	—	0.8
Less Lease payments	(7.2)	(0.4)	(0.4)	(8.0)
Less Cash settlement of non-current derivative financial liabilities	(20.8)	(4.9)	—	(25.7)
Free Cash Flow[2]	10.5	5.5	(20.2)	(4.2)

Average Realized Price

"Average realized price per ounce of gold sold" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. Management uses this measure to better understand the price realized in each reporting period for gold sales. "Average realized price per ounce of gold sold" is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The following tables reconcile this non-GAAP financial performance measure to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2022	2021	2022	2021
TOTAL AVERAGE REALIZED PRICE
Revenue from gold sales	117.2	118.4	345.8	352.7
Treatment and refining charges on gold concentrate sales	1.7	1.2	3.3	4.0
Gross revenue from gold sales	118.9	119.6	349.1	356.7
Gold ounces sold	68,816	66,982	190,641	198,705
Total average realized price per gold ounce sold ($/ounce)[2]	1,727	1,788	1,831	1,798

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2022	2021	2022	2021
RAINY RIVER AVERAGE REALIZED PRICE
Revenue from gold sales	95.8	99.4	296.0	291.9
Gold ounces sold	55,421	55,597	161,573	162,454
Rainy River average realized price per gold ounce sold ($/ounce)[2]	1,729	1,788	1,832	1,797

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2022	2021	2022	2021
NEW AFTON AVERAGE REALIZED PRICE
Revenue from gold sales	21.4	19.0	49.8	60.8
Treatment and refining charges on gold concentrate sales	1.7	1.2	3.3	4.0
Gross revenue from gold sales	23.1	20.2	53.1	64.8
Gold ounces sold	13,395	11,385	29,068	36,251
New Afton average realized price per gold ounce sold ($/ounce)[2]	1,721	1,789	1,825	1,803

For additional information with respect to the non-GAAP measures used by the Company, refer to the detailed "Non-GAAP Financial Performance Measure" section disclosure in the MD&A for the three and nine months ended September 30, 2022 filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements
Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward-looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: the ongoing ramp up of mining the open pit main ODM zone in the fourth quarter; feeding the mill at Rainy River with higher grade Intrepid underground material in the near term; ramp-up B3 production during the fourth quarter as well as advancing C-Zone development at New Afton; expected timing for initial C-Zone production; mining all of the remaining glacial till waste stripping at Rainy River beginning in the fourth quarter; the ongoing ramp up of Intrepid zone underground production and mining the main ODM zone over the coming months at Rainy River; expectations regarding the strip ratio for the remainder of the year and open pit life at Rainy River; anticipated timing for completion of North Lobe open pit mining; and projected mining rates at New Afton and the timing thereof.

All forward-looking statements in this news release are based on the opinions and estimates of management that, while considered reasonable as at the date of this press release in light of management's experience and perception of current conditions and expected developments, are inherently subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold's latest annual MD&A, its most recent annual information form and technical reports on the Rainy River Mine and New Afton Mine filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold's operations other than as set out herein; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold's current expectations; (3) the accuracy of New Gold's current mineral reserve and mineral resource estimates and the grade of gold, silver and copper expected to be mined and the grade of gold, copper and silver expected to be mined; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent, the Mexican Peso, and commodity prices being approximately consistent with current levels and expectations for the purposes of 2022 guidance and otherwise; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold's current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of the New Afton Mine and Rainy River Mine being consistent with New Gold's current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments or obstacles during any applicable regulatory processes; (9) there being no significant disruptions to the Company's workforce at either the Rainy River Mine or New Afton Mine due to cases of COVID-19 (including any required self-isolation requirements due to cross-border travel to the United States or any other country or any other reason) or otherwise; (10) the responses of the relevant governments to the COVID-19 outbreak being sufficient to contain the impact of the COVID-19 outbreak; (11) there being no material disruption to the Company's supply chains and workforce that would interfere with the Company's anticipated course of action at the Rainy River Mine and the New Afton Mine; and (12) the long-term economic effects of the COVID-19 outbreak not having a material adverse impact on the Company's operations or liquidity position.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: price volatility in the spot and forward markets for metals and other commodities; discrepancies between actual and estimated production, between actual and estimated costs, between actual and estimated Mineral Reserves and Mineral Resources and between actual and estimated metallurgical recoveries; equipment malfunction, failure or unavailability; accidents; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: obtaining the necessary permits for the New Afton C-Zone; uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements, including those associated with the C-Zone permitting process; changes in project parameters as plans continue to be refined; changing costs, timelines and development schedules as it relates to construction; the Company not being able to complete its construction projects at the Rainy River Mine or the New Afton Mine on the anticipated timeline or at all; volatility in the market price of the Company's securities; changes in national and local government legislation in the countries in which New Gold does or may in the future carry on business; controls, regulations and political or economic developments in the countries in which New Gold does or may in the future carry on business; the Company's dependence on the Rainy River Mine and New Afton Mine; the Company not being able to complete its exploration drilling programs on the anticipated timeline or at all; disruptions to the Company's workforce at either the Rainy River Mine or the New Afton Mine, or both, due to cases of COVID-19 or any required self-isolation (due to cross-border travel, exposure to a case of COVID-19 or otherwise); the responses of the relevant governments to the COVID-19 outbreak not being sufficient to contain the impact of the COVID-19 outbreak; disruptions to the Company's supply chain and workforce due to the COVID-19 outbreak; an economic recession or downturn as a result of the COVID-19 outbreak that materially adversely affects the Company's operations or liquidity position; there being further shutdowns at the Rainy River Mine or New Afton Mine; significant capital requirements and the availability and management of capital resources; additional funding requirements; diminishing quantities or grades of Mineral Reserves and Mineral Resources; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the Technical Reports for the Rainy River Mine and New Afton Mine; impairment; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other indigenous groups; climate change, environmental risks and hazards and the Company's response thereto; tailings dam and structure failures; actual results of current exploration or reclamation activities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; global economic and financial conditions and any global or local natural events that may impede the economy or New Gold's ability to carry on business in the normal course; compliance with debt obligations and maintaining sufficient liquidity; taxation; fluctuation in treatment and refining charges; transportation and processing of unrefined products; rising costs or availability of labour, supplies, fuel and equipment; adequate infrastructure; relationships with communities, governments and other stakeholders; geotechnical instability and conditions; labour disputes; the uncertainties inherent in current and future legal challenges to which New Gold is or may become a party; defective title to mineral claims or property or contests over claims to mineral properties; competition; loss of, or inability to attract, key employees; use of derivative products and hedging transactions; counterparty risk and the performance of third party service providers; investment risks and uncertainty relating to the value of equity investments in public companies held by the Company from time to time; the adequacy of internal and disclosure controls; conflicts of interest; the lack of certainty with respect to foreign operations and legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the successful acquisitions and integration of business arrangements and realizing the intended benefits therefrom; and information systems security threats. In addition, there are risks and hazards associated with the business of mineral exploration, development, construction, operation and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's most recent annual information form, MD&A and other disclosure documents filed on and available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Forward looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Technical Information
The scientific and technical information contained in this news release has been reviewed and approved by Patrick Godin, Executive Vice President and Chief Operating Officer of New Gold.  Mr. Godin is a Professional Engineer and member of the Ordre des ingénieurs du Québec. Mr. Godin is a "Qualified Person" for the purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

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SOURCE New Gold Inc.

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For further information: Ankit Shah, Vice President, Strategy & Business Development, Direct: +1 (416) 324-6027, Email: ankit.shah@newgold.com; Brandon Throop, Director, Investor Relations, Direct: +1 (647) 264-5027, Email: brandon.throop@newgold.com

CO: New Gold Inc.

CNW 06:30e 03-NOV-22